UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-37503

CUSIP: 05580M 108

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: March 31, 2025

☐	Transition Report on Form 10-K	☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K	☐	Transition Report on Form 10-Q

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

B. Riley Financial, Inc.

Full Name of Registrant

Former Name if Applicable

11100 Santa Monica Blvd., Suite 800

Address of Principal Executive Office (Street and Number)

Los Angeles, CA 90025

City, State and Zip Code

PART II – RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and;

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

B. Riley Financial, Inc. (the “Company”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025 (the “Quarterly Report”) by May 12, 2025, the required filing date. The Company is also working expeditiously to complete the audit and finalize the Annual Report on Form 10-K for the year ended December 31, 2024, which will allow us to move forward with the filing of the Quarterly Report as promptly as practical.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Phillip J. Ahn	(310)	966-1444
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes ☒ No

Annual Report on Form 10-K for the year ended December 31, 2024.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Estimated results of operations for the three months ended March 31, 2025 are summarized as follows:

Net income available to common shareholders for the three months ended March 31, 2025 is estimated to be in the range of $1 million to $6 million, or $0.03 to $0.18 net income per diluted common share compared to a net loss available to common shareholders of $(51) million or $(1.71) per diluted common share for the three months ended March 31, 2024. Results for the quarterly period ended March 31, 2025 includes legal, audit and transaction costs of approximately $20 million, operating losses from Nogin of approximately $5 million, realized and unrealized losses from investments of approximately $35 million and gains of approximately $90 million from the deconsolidation of Nogin and sale of the Company’s environmental services business. The Company is continuing to review the carrying value of goodwill and the impact, if any, on the net income estimate for the three months ended March 31, 2025. The Company is also working expeditiously to complete the audit and finalize the Annual Report on Form 10-K for the year ended December 31, 2024.

Cash, cash equivalents, and restricted cash as of March 31, 2025 of approximately $143 million, which included approximately $142 million of cash and cash equivalents and $1 million of restricted cash. This is a decrease of $114 million, which was primarily due to the use of cash to retire the February 2025 senior notes, from $257 million as of December 31, 2024. In the comparable quarter ended March 31, 2024, cash, cash equivalents, and restricted cash totaled $193 million.

Total loans receivable, securities and other investments and amounts due from clearing brokers is estimated to be approximately $450 million to $460 million at March 31, 2025. The Company estimates liabilities related to loan participations sold of approximately $10 million at March 31, 2025. Total assets of the Company are estimated to be approximately $1.5 billion at March 31, 2025, a decrease from approximately $5.0 billion in the comparable period ended March 31, 2024. The decrease in total assets is due to a decrease of $2.0 billion in securities borrowed, $0.6 billion of assets sold related to the Great American businesses, Brands transaction and the Company’s environmental services business, and the remaining $0.9 billion primarily relates to a decrease in loans receivable and securities and other investments.

Total debt is estimated to be approximately $1.58 billion at March 31, 2025, a decrease of approximately $610 million from $2.19 billion at March 31, 2024. The decrease includes approximately a $145 million reduction in the outstanding balance from retiring the senior notes due February 28, 2025 during the quarter ended March 31, 2025. The remaining decrease of $465 million primarily relates to a reduction in senior notes payable from principal payments on term loans and debt exchanges.

B. Riley Financial, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 13, 2025	By:	/s/ Phillip J. Ahn
Phillip J. Ahn
Chief Operating Officer and Chief Financial Officer

4